EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2003	2004	2003	2004
Loss from continuing operations before cumulative effect of change in accounting principle	$(104,754)	$(56,116)	$(261,591)	$(191,676)
Dividends on preferred stock, net of gains (losses) on purchases of preferred stock	(9,496)	(9,836)	(43,948)	(28,864)

Loss from continuing operations before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(114,250)	(65,952)	(305,539)	(220,540)
Income from discontinued operations	5,076	517,449	12,617	548,448
Cumulative effect of change in accounting principle	—	—	(551)	—

Net income (loss) applicable to common stock for basic and diluted computations	$(109,174)	$451,497	$(293,473)	$327,908

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	216,621	222,841	216,516	221,329

Per common share—basic and diluted:
Loss from continuing operations before cumulative effect of change in accounting principle	$(0.53)	$(0.30)	$(1.41)	$(1.00)
Income from discontinued operations	0.03	2.32	0.06	2.48
Cumulative effect of change in accounting principle	—	—	(0.01)	—

Net income (loss)	$(0.50)	$2.02	$(1.36)	$1.48